Exhibit 99.121

Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Registration Statement on Form 40-F of Nouveau Monde Graphite Inc. of our report dated April 6, 2021 relating to the consolidated financial statements as at December 31, 2020 and 2019 and January 1, 2019 and for the years ended December 31, 2020 and 2019, which appears in the Exhibit 99.91 to this Registration Statement on Form 40-F.

We also hereby consent to the incorporation by reference in this Registration Statement on Form 40-F of Nouveau Monde Graphite Inc. of our report dated April 29, 2020, relating to the consolidated financial statements as at December 31, 2019 and 2018 and for each of the years then ended, which appears in the Exhibit 99.02 to this Registration Statement on Form 40-F.

We also consent to the references to us under the heading, “Interest of Experts” which appears in the Annual Information Form included in the Exhibit 99.01, the Annual Information Form included in the Exhibit 99.92 and the Prospectus Supplement No.1 to the Short Form Base Shelf Prospectus included in the Exhibit 99.61 to this Registration Statement on Form 40-F.

/s/ PricewaterhouseCoopers LLP

Montreal, Quebec, Canada
May 14, 2021

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.

1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1

T: +1 514 205 5000, F: +1 514 876 1502

“PwC” refers to PricewaterhouseCoopers LLP/s.r.l. / s.e.n.c.r.l., an Ontario limited liability partnership.